Exhibit 99.2

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2008 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Previ – Caixa Previdência Funcionários Banco do Brasil	General Taxpayers’ Register: 33.754.482/0001-24
Qualification:

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	29,153,261	15.61	15.61

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$ )
Share	Common	Spinelli S/A CVM	Buy	02.27.2008	1,000	40.45	40,450
Share	Common	Spinelli S/A CVM	Buy	02.27.2008	1,600	40.51	64,816
Share	Common	Spinelli S/A CVM	Buy	02.27.2008	1,400	40.54	56,756
Share	Common	Spinelli S/A CVM	Buy	02.27.2008	4,800	40.55	194,640
Share	Common	Spinelli S/A CVM	Buy	02.27.2008	900	40.57	36,513
Share	Common	Spinelli S/A CVM	Buy	02.27.2008	2,000	40.60	81,200
Share	Common	Spinelli S/A CVM	Buy	02.27.2008	1,200	40.73	48,876
Share	Common	Spinelli S/A CVM	Buy	02.27.2008	2,000	40.80	81,600
Share	Common	Spinelli S/A CVM	Buy	02.27.2008	300	40.87	12,261
Share	Common	Spinelli S/A CVM	Buy	02.27.2008	3,100	40.85	126,635
Share	Common	Spinelli S/A CVM	Buy	02.27.2008	1,000	40.74	40,740
Share	Common	Spinelli S/A CVM	Buy	02.27.2008	900	40.65	36,585
Share	Common	Spinelli S/A CVM	Buy	02.27.2008	1,000	40.69	40,690
Share	Common	Spinelli S/A CVM	Buy	02.27.2008	1,600	40.70	65,120
Share	Common	Spinelli S/A CVM	Buy	02.27.2008	1,200	40.71	48,852
Share	Common	Itaú Corretora	Buy	02.28.2008	200	40.72	8,144
Share	Common	Itaú Corretora	Buy	02.28.2008	100	40.90	4,090
Share	Common	Itaú Corretora	Buy	02.28.2008	200	41.04	8,208
Share	Common	Itaú Corretora	Buy	02.28.2008	500	41.11	20,555
Share	Common	Itaú Corretora	Buy	02.28.2008	800	41.16	32,928

Share	Common	Itaú Corretora	Buy	02.28.2008	1,000	41.18	41,180
Share	Common	Itaú Corretora	Buy	02.28.2008	600	41.20	24,720
Share	Common	Itaú Corretora	Buy	02.28.2008	500	41.22	20,610
Share	Common	Itaú Corretora	Buy	02.28.2008	500	41.26	20,630
Share	Common	Itaú Corretora	Buy	02.28.2008	600	41.36	24,816
Share	Common	Itaú Corretora	Buy	02.28.2008	500	41.38	20,690
Share	Common	Itaú Corretora	Buy	02.28.2008	500	41.40	20,700
Share	Common	Itaú Corretora	Buy	02.28.2008	400	41.42	16,568
Share	Common	Itaú Corretora	Buy	02.28.2008	1,000	41.50	41,500
Share	Common	Itaú Corretora	Buy	02.28.2008	300	41.77	12,531
Share	Common	Itaú Corretora	Buy	02.28.2008	500	41.90	20,950

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	29,185,461	14.10	14.10

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: FPRV1 Sabiá F I Multimercado Previd.	General Taxpayers’ Register: 01.912.197/0001-06
Qualification:

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	5,026,792	2.69	2.69

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$ )
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	5,026,792	2.43	2.43

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2008 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Fundação Petrobrás de Seguridade Social - Petros	General Taxpayers’ Register: 34.053.942/0001-50
Qualification:

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	24,103,687	12.91	12.91

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$ )
Share	Common	ITAUCOR	Buy	02.01.2008	30,000	39.76667	1,193,000
Share	Common	ITAUCOR	Buy	02.27.2008	114,400	40.55875	4,641,433
Share	Common	ITAUCOR	Buy	02.28.2008	213,600	41.46545	8,824,478
Share	Common	ITAUCOR	Buy	02.29.2008	170,000	40.71125	6,912,030

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	24.631,687	11.90	11.90

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2008 negotiations involving securities and derivatives were not done according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Fundação Telebrás Seguridade Social - SISTEL	General Taxpayers’ Register: 00.493.916/0001-20
Qualification :

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	8,449,332	4.53	4.53

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$ )
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	8,449,332	4.08	4.08

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: VALIA - Fundação Vale do Rio Doce	General Taxpayers’ Register: 42.271.429/0001-63
Qualification :

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	7,695,352	4.12	4.12

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$ )
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	7,695,352	3.72	3.72

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2008 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: REAL GRANDEZA - Fundação de APAS	General Taxpayers’ Register: 34.269.803/0001-68
Qualification :

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,290,407	2.30	2.30

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$ )
Share	Common	Brascan S/A CTV	Sell	02.27.08	57,100	40.83	2,331,515

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,233,307	2.05	2.05

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Nildemar Secches	General Taxpayers’ Register: 589.461.528-34
Qualification: President of the Board of Directors and CFO

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	33,929	0.02	0.02

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$ )
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	33,929	0.02	0.02

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Francisco Ferreira Alexandre	General Taxpayers’ Register: 301.479.484-87
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$ )
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Jaime Hugo Patalano	General Taxpayers’ Register: 011.141.237-49
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	3	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	3	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Luis Carlos Fernandes Afonso	General Taxpayers’ Register: 035.541.738-35
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Manoel Cordeiro Silva Filho	General Taxpayers’ Register: 253.571.747-68
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Maurício Novis Botelho	General Taxpayers’ Register: 044.967.107-06
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Décio da Silva	General Taxpayers’ Register: 344.079.289-72
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	94,094	0.06	0.06
Share	Common*	9,666,310	5.18	5.18

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	94,094	0.05	0.05
Share	Common*	9,666,310	4.67	4.67

* Indirect participation through the company Weg Participaões e Serviços S.A.

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Wang Wei Chang	General Taxpayers’ Register: 534.698.608-15
Qualification: Alternate Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,242	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,242	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Nilvo Mittanck	General Taxpayers’ Register: 489.093.519-34
Qualification:

Opening Balance

Security/ Derivative	Characteristic of Security		% interest
		Number	Same kind	Total
Share	Common	55	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/ Derivative	Characteristic of Security		% interest
		Number	Same kind	Total
Share	Common	55	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Nelson Vas Hacklauer	General Taxpayers’ Register: 522.156.958-20
Qualification:

Opening Balance

Security/ Derivative	Characteristic of Security		% interest
		Number	Same kind	Total
Share	Common	268	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/ Derivative	Characteristic of Security		% interest
		Number	Same kind	Total
Share	Common	268	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Ricardo Robert Athayde Menezes	General Taxpayers’ Register: 118.108.076-20
Qualification:

Opening Balance

Security/ Derivative	Characteristic of Security		% interest
		Number	Same kind	Total
Share	Common	268	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/ Derivative	Characteristic of Security		% interest
		Number	Same kind	Total
Share	Common	268	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☒ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	128,033	0.07	0.07
Share

Common  (1)

		9,666,310	5.18	5.18

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediatery	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	128,033	0.05	0.05
Share

Common  (1)

		9,666,310	4.67	4.67

(1)          Indirect participation through the company Weg Participações e Serviços S.A.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☒ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,833	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediatery	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,833	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2008 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☒ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	77,606,001	42.83	42.83

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediatery	Operation	Date	Number	Price	Volume (R$)
Share

Common

		Spinelli S/A CVM	Buy	02.27.2008	1,000	40.45	40,450
Share

Common

		Spinelli S/A CVM	Buy	02.27.2008	1,600	40.51	64,816
Share

Common

		Spinelli S/A CVM	Buy	02.27.2008	1,400	40.54	56,756
Share

Common

		Spinelli S/A CVM	Buy	02.27.2008	4,800	40.55	194,640
Share

Common

		Spinelli S/A CVM	Buy	02.27.2008	900	40.57	36,513
Share

Common

		Spinelli S/A CVM	Buy	02.27.2008	2,000	40.60	81,200
Share

Common

		Spinelli S/A CVM	Buy	02.27.2008	1,200	40.73	48,876
Share

Common

		Spinelli S/A CVM	Buy	02.27.2008	2,000	40.80	81,600
Share

Common

		Spinelli S/A CVM	Buy	02.27.2008	300	40.87	12,261
Share

Common

		Spinelli S/A CVM	Buy	02.27.2008	3,100	40.85	126,635
Share

Common

		Spinelli S/A CVM	Buy	02.27.2008	1,000	40.74	40,740
Share

Common

		Spinelli S/A CVM	Buy	02.27.2008	900	40.65	36,585
Share

Common

		Spinelli S/A CVM	Buy	02.27.2008	1,000	40.69	40,690
Share

Common

		Spinelli S/A CVM	Buy	02.27.2008	1,600	40.70	65,120
Share

Common

		Spinelli S/A CVM	Buy	02.27.2008	1,200	40.71	48,852
Share

Common

		Itaú Corretora	Buy	02.28.2008	200	40.72	8,144
Share

Common

		Itaú Corretora	Buy	02.28.2008	100	40.90	4,090
Share

Common

		Itaú Corretora	Buy	02.28.2008	200	41.04	8,208
Share

Common

		Itaú Corretora	Buy	02.28.2008	500	41.11	20,555
Share

Common

		Itaú Corretora	Buy	02.28.2008	800	41.16	32,928

Share

Common

		Itaú Corretora	Buy	02.28.2008	1,000	41.18	41,180
Share

Common

		Itaú Corretora	Buy	02.28.2008	600	41.20	24,720
Share

Common

		Itaú Corretora	Buy	02.28.2008	500	41.22	20,610
Share

Common

		Itaú Corretora	Buy	02.28.2008	500	41.26	20,630
Share

Common

		Itaú Corretora	Buy	02.28.2008	600	41.36	24,816
Share

Common

		Itaú Corretora	Buy	02.28.2008	500	41.38	20,690
Share

Common

		Itaú Corretora	Buy	02.28.2008	500	41.40	20,700
Share

Common

		Itaú Corretora	Buy	02.28.2008	400	41.42	16,568
Share

Common

		Itaú Corretora	Buy	02.28.2008	1,000	41.50	41,500
Share

Common

		Itaú Corretora	Buy	02.28.2008	300	41.77	12,531
Share

Common

		Itaú Corretora	Buy	02.28.2008	500	41.90	20,950
Share

Common

		ITAUCOR	Buy	02.01.2008	30,000	39.76667	1,193,000
Share

Common

		ITAUCOR	Buy	02.27.2008	114,400	40.55875	4,641,433
Share

Common

		ITAUCOR	Buy	02.28.2008	213,600	41.46545	8,824,478
Share

Common

		ITAUCOR	Buy	02.29.2008	170,000	40.71125	6,912,030
Share	Common	Brascan S/A CTV	Sell	02.27.08	57,100	40.83	2,331,515

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	79,221,901	38,28	42.16